Contact

www.linkedin.com/in/martindparker (LinkedIn)

Top Skills

Data Visualization
Data Analysis
Tableau

Languages

English (Native or Bilingual)

Parker Martin

Manager, Data & Analytics at NTT Data Services
Davidson, North Carolina, United States

Experience

NTT DATA Services

Manager
January 2024 - Present (1 year 9 months)

Aspirent

2 years 8 months

Manager
September 2023 - February 2024 (6 months)
Atlanta, Georgia, United States

Senior Consultant
September 2022 - September 2023 (1 year 1 month)
Atlanta, Georgia, United States

Consultant
July 2021 - September 2022 (1 year 3 months)
Atlanta, Georgia, United States

State Road & Tollway Authority

3 years 11 months

Program Development Manager
July 2019 - July 2021 (2 years 1 month)
Greater Atlanta Area

Senior Performance Analyst
September 2017 - July 2019 (1 year 11 months)
Greater Atlanta Area

Georgia Regional Transportation Authority

Performance Analyst
July 2014 - September 2017 (3 years 3 months)

Education

Wake Forest University

Bachelor of Arts (B.A.), Political Science, Middle East and South Asian
Studies · (2008 - 2012)

Georgia State University - Andrew Young School of Policy Studies

Master of Public Policy (M.P.P.), Planning & Economic
Development · (2012 - 2014)